UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 19, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 5, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-3951950
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares of each series

(Securities issued pursuant to Regulation A)

Item 9. Other Events

Establishment of Bulletin Board

As previously reported in the Current Report on Form 1-U filed by Masterworks Vault 5, LLC (the “Company”) with the Securities and Exchange Commission on July 8, 2026, Masterworks, LLC (“Masterworks”) delivered written notice to North Capital Private Securities Corporation (“North Capital”) terminating the agreements pursuant to which secondary trading in the Class A shares of each series of the Company (the “Shares”) is facilitated on the “PPEX ATS”, an alternative trading system operated by North Capital, subject to a transition period.

On October 19, 2026, trading of Shares on the PPEX ATS ceased and Shares that had previously been eligible to trade on the PPEX ATS became eligible to transact on the Masterworks bulletin board (the “Bulletin Board”). The Bulletin Board is intended to provide a limited means of offering secondary liquidity to holders of the Shares. Masterworks intends to facilitate secondary sales of the Shares of each series on the Bulletin Board commencing on or after the three-month anniversary of the date the offering of that series is fully subscribed. Unlike a stock exchange or the PPEX ATS, the Bulletin Board does not match buy and sell orders and, accordingly, transaction volume is expected to be extremely low.

To participate in any transaction on the Bulletin Board, a holder will be required to open a cash custodial account with a bank or broker-dealer designated by Masterworks. Masterworks currently expects to pay all costs and expenses associated with the operation of the Bulletin Board and with executing transfers of the Shares on the Bulletin Board. Certain third party expenses may be passed on to investors in the future. In addition, Masterworks may at some point in the future seek to register to become a broker-dealer and a member of FINRA to enable it to earn transactional fees for trading the Shares, or it may seek to earn administrative or other fees or recoup its costs associated with making a trading market available.

Secondary transactions involving the Shares are intended to comply with state securities laws either through a manual exemption in states where available, through a direct filing with the state securities regulators where required, or as isolated non-issuer transactions.

Due to regulatory compliance restrictions, the Bulletin Board or certain features of the Bulletin Board may not be available to certain categories of investors. Any such limitations or restrictions will be described on the Masterworks platform. Neither the Company nor any of its affiliates is eligible to participate in transactions on the Bulletin Board. A holder of more than 10% of the Class A shares of a series may be deemed an affiliate of the Company and may be unable to participate on the Bulletin Board or otherwise freely transfer its Shares. The Company or its transfer agent may require such a holder to provide a legal opinion and/or other information to determine its affiliate status.

No assurance can be given that the Bulletin Board will provide an effective means of selling the Shares of a series or that the price at which any Shares of a series are sold through the Bulletin Board is reflective of the fair value of the Shares of that series or of the artwork owned by that series. In light of a variety of factors, including, without limitation, the relatively small market capitalization of each series, the Company cannot guarantee that the Bulletin Board will provide a reliable or effective means of price discovery. Accordingly, any posted indications of interest in selling Shares or historical transaction information reflected on the Bulletin Board should not be construed as being representative of the fair value of the Shares of a series or of the artwork owned by that series.

There is no established public trading market for the Shares, and the Shares are highly illiquid. Holders should be prepared to hold their Shares for an extended and indefinite period of time, as there can be no assurance that the Shares of any series can ever be sold.

For so long as the Company exists and the Shares of any series are available for posting on the Bulletin Board or Masterworks sponsors or facilitates any other form of secondary liquidity, the Company will continue to file reports under Rule 257 of Regulation A.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 5, LLC

	By:	/s/ Scott W. Lynn
	Name:	Scott W. Lynn
	Title:	Chief Executive Officer

Date: October 19, 2026